Exhibit 99.2

English translation - for reference only

Undertaking

To:

Taiwan Liposome Co., Ltd.

Woods Investment Company, Ltd.

WHEREAS, the board of directors of Taiwan Liposome Co., Ltd. (“TLC”) and the director of Woods Investment Company, Ltd. (“Woods”) have approved to conduct a share exchange on July 5, 2021, pursuant to which, Woods will issue redeemable and convertible series B special shares (the “Series B Special Share”) to shareholders of TLC in exchange of the TLC shares held by them (the “Share Exchange”) at the exchange ratio of 1:1. The issue price of the Series B Special Share will be NT$100 per share. In the event that the shareholder of TLC fails to request for converting the Series B Special Shares into ordinary shares of Woods prior to the maturity of the Series B Special Shares pursuant to the terms set forth by Woods, Woods will redeem such Series B Special Shares at the issue price.

WHEREAS, TLC will apply for termination of TPEx-listing and cessation of public company status, effective as of the completion date of the Share Exchange. Upon the completion of the Share Exchange, Woods will conduct a transaction or series of transactions under its restructuring plan pursuant to which Woods will become a wholly-owned subsidiary of a Cayman Islands company, TLC BioSciences Corp. (“TLC Cayman”) (the “Restructuring”).

WHEREAS, the undersigned Shareholder intends to participate in the Restructuring, and hereby agrees to the following (the “Undertaking”):

Section 1 Termination of TPEx Listing

Shareholder agrees to collaborate with TLC with regard to the Share Exchange and Restructuring for purposes of the termination of TPEx Listing and cessation of public company status (the “Public Status Cessation”), and become a shareholder holding ordinary shares of Woods.

Section 2 Voting

1.

At the TLC’s shareholders’ meeting at which approval for the Share Exchange pursuant to the Business Mergers and Acquisitions Act (the “M&A Act”) proposed by the board of directors of TLC is sought, Shareholder with his/her/its  all votable TLC shares- total _______shares(A=B+C*2)(______(B)ordinary shares and______(C)ADS) shall (i) attend the TLC’s shareholders’ meeting in

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person or by proxy for the purpose of establishing a quorum; and (ii) vote (or cause to be voted) the shares in TLC held by he/she/it in favor of the Share Exchange, the Public Status Cessation and the relevant matter(s). Unless otherwise required by the laws and regulations, Shareholder shall not vote in favor of any amendment, ad hoc motion or alternate proposed by any third party to the Share Exchange proposal and the Public Status Cessation submitted by the board of directors of TLC, and shall vote against such amendment, ad hoc motion or alternate to such agenda item.

2.	With respect to the Series B Special Shares in Woods to be acquired by Shareholder as a result of the Share Exchange, Shareholder agrees that:

a.

The Shareholder will execute and submit the documents related to the conversion and the Restructuring and prepare the relevant materials within the time prescribed by Woods, and convert all/parts of the Series B Special Shares-total ______shares held by he/she/it into ordinary shares of Woods.

b.

The Shareholder agrees to participate in the Restructuring.  The Shareholder shall cooperate with Woods on the execution of the Restructuring by proceeding with relevant transaction(s) necessary for carrying out the Restructuring and execution and delivery of any documents relevant to the Restructuring. Where a merger and acquisition transaction is required for such Restructuring, at shareholders’ meeting of Woods at which approval for the merger and acquisition transaction (the “Woods M&A Restructuring Transaction”) is sought, Shareholder shall (i) attend the shareholders’ meeting of Woods in person or by proxy for the purposes of establishing a quorum; and (ii) vote (or cause to be voted) the shares in Woods held by he/she/it in favor of the Woods M&A Restructuring A Transaction and the relevant matter(s). Unless otherwise required by the laws and regulations, Shareholder shall not vote in favor of any amendment, ad hoc motion or alternate proposed by any third party to the Woods M&A Restructuring Transaction proposal submitted by the board of directors of Woods proposed by any third party, and shall vote against such amendment, ad hoc motion or alternate to such agenda item.

Section 3 Waiver of Appraisal Right

Shareholder hereby waives, and agrees not to exercise or assert any appraisal rights or dissenters’ rights under the M&A Act or the Company Act of Taiwan (including but not limited to requesting the company to repurchase shares held by Shareholder at the then fair market value) in connection with the Share Exchange.

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Section 4 Liability

If Shareholders who breach this Undertaking and fail to convert Series B Special Shares into ordinary shares, Woods will be entitled to request such Shareholder to return the cash received from redemption of Series B Special Shares, then issue ordinary shares to allow he/she/it keep participating Restructuring. The relevant execution fees shall be borne by such Shareholders.

Section 5 Miscellaneous

1.

This Undertaking shall be governed by the laws of the Republic of China. Any dispute arising out of or in connection with this Undertaking shall be submitted to Taiwan’s Taipei District Court as the court of the first instance

2.

This Undertaking may be terminated upon the occurrence of any of the following events (whichever is earlier): (i) the Share Exchange is not completed by March 31, 2022; or (ii) upon the request of competent authorities. Paragraphs 1 and 4 of Section 5 of this Undertaking shall survive the termination or cancellation of this Undertaking.

3.

Unless otherwise agreed in writing by Shareholder, this Undertaking shall not be amended or changed, nor shall any right or obligation under this Undertaking be waived or any commitment with respect to this Undertaking be made. This Undertaking shall be binding upon the successors, assigns, heirs and any permitted transferee(s) of Shareholder. If any provision of this Undertaking becomes or is void, portions of such provision, or such provision in its entirety, shall be severed from this Undertaking and the balance of this Undertaking shall be enforceable in accordance with its terms.

4.

Shareholder shall not disclose any provision, content of this Undertaking and any information related to this Undertaking in any manner, and shall not directly or indirectly disclose or use this Undertaking for any purpose, unless such disclosure is required pursuant to applicable laws and regulations.

[Signature Page Follows]

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[name of shareholder]

By:______________________

Name:

Title:

Address:

Date:

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